SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
NATIONAL PROPERTY INVESTORS 4

(Name of Subject Company)
NATIONAL PROPERTY INVESTORS 4

(Name of Person(s) Filing Statement)
Units of Limited Partnership Interest

(Title of Class of Securities)
None

(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
(864) 239-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     This Schedule 14D-9 relates to a tender offer by MPF-NY 2007; MPF Badger Acquisition Co., LLC; MP Falcon Fund, LLC; MPF Flagship Fund 12, LLC; MPF Income Fund 24, LLC; MPF ePlanning Opportunity Fund, LP; MPF DeWaay Fund 6, LLC; MPF Special Fund 8, LLC; MPF Flagship Fund 9, LLC; MPF DeWaay Fund 5, LLC; MPF DeWaay Premier Fund 3, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Flagship Fund 13, LLC and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”) to purchase 12,000 units of the outstanding units of limited partnership interest (“Units”) of National Property Investors 4, at a price of $250.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between September 27, 2007 and November 9, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of September 27, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the Securities and Exchange Commission (the “SEC”) on September 27, 2007.
ITEM 1. SUBJECT COMPANY INFORMATION.
     The name of the subject company is National Property Investors 4, a California limited partnership (the “Partnership”). The address of the principal executive offices of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.
     The title of the class of equity securities to which this Schedule 14D-9 relates is the units of limited partnership interest of the Partnership. As of June 30, 2007, 60,005 Units were outstanding.
ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.
     This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership’s managing general partner is NPI Equity Investments, Inc. (“NPI Equity” or the “Managing General Partner”), a Florida corporation. The Partnership’s business address and telephone number are set forth in Item 1 above.
     This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $250.00 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the “Schedule TO”), which was filed with the SEC on September 27, 2007. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     The Partnership has no employees and depends on the Managing General Partner and its affiliates for the management and administration of all Partnership activities. The Partnership Agreement provides for payments to affiliates for services and for reimbursement of certain expenses incurred by affiliates on behalf of the Partnership.
     Affiliates of the Managing General Partner receive 5% of gross receipts from the Partnership’s property as compensation for providing property management services.  The Partnership paid to such affiliates approximately $224,000 and $214,000 for the six months ended June 30, 2007 and 2006, respectively, and approximately $428,000 and $399,000 for the years ended December 31, 2006 and 2005, respectively.
     Affiliates of the Managing General Partner charged the Partnership for reimbursement of accountable administrative expenses amounting to approximately $108,000 and $120,000 for the six months ended June 30, 2007 and 2006, respectively, and $234,000 and $415,000 for the years ended December 31, 2006 and 2005, respectively.  The portion of these reimbursements included in investment property for the six months ended June 30, 2007 and 2006 and the years ended December 31, 2006 and 2005 are construction management services provided by an affiliate of the Managing General Partner of approximately $25,000, $52,000, $96,000 and $279,000, respectively.
     For services relating to the administration of the Partnership and operation of the Partnership’s property, the Managing General Partner is entitled to receive payment for non-accountable expenses up to a maximum of $100,000 per year based upon the number of Partnership units sold, subject to certain limitations. The Managing General Partner received approximately $12,000 for the six months ended June 30, 2007. There were no such fees for the six months ended June 30, 2006 or for the years ended December 31, 2006 or 2005.
     In addition to the amounts discussed above, as compensation for services rendered in managing the Partnership, the Managing General Partner is entitled to receive a Partnership Management Fee in conjunction with distributions of cash from operations, subject to certain limitations. During the six months ended June 30, 2007, approximately $4,000 was paid in conjunction with the distributions from operations. There were no such fees paid for the six months ended June 30, 2006 or for the years ended December 31, 2006 or 2005, as there were no distributions from operations.
     NPI Equity, on behalf of the Partnership and certain affiliated partnerships, has established a revolving credit facility (the “Partnership Revolver”) to be used to fund deferred maintenance and working capital needs of the Partnership and certain other affiliated partnerships in the National Property Investors Partnership Series. The maximum draw available to the Partnership under the Partnership Revolver is $300,000. Loans under the Partnership Revolver will have a term of 365 days, be unsecured and bear interest at the prime rate plus 2% per annum. The maturity date of any such borrowing accelerates in the event of: (i) the removal of NPI Equity as the managing general partner (whether or not for cause); (ii) the sale or refinancing of the property by the Partnership (whether or not a borrowing under the Partnership Revolver was made with respect to such property); or (iii) the liquidation of the Partnership. During the year ended December 31, 2006, the Managing General Partner agreed to advance funds in excess of the Partnership Revolver to fund redevelopment work and a rate lock deposit in connection with obtaining a second mortgage at Village of Pennbrook Apartments and advanced approximately $645,000, all of which was advanced during the six months ended June 30, 2006. During the year ended December 31, 2005, the Managing General Partner agreed to advance funds in excess of the Partnership revolver to fund redevelopment work and real estate taxes at Village of Pennbrook Apartments and advanced approximately $4,204,000. Interest charged by an affiliate of the Managing General Partner was approximately $247,000 for the six months ended June 30, 2006 and approximately $251,000 and $179,000, respectively, for the years ended December 31, 2006 and 2005. During the third quarter of 2006, the outstanding advances of approximately $5,169,000 and associated accrued interest of approximately $433,000 were repaid from proceeds from the second mortgage obtained on Village of Pennbrook Apartments. There were no such advances or associated accrued interest for the six months ended June 30, 2007.
     The Partnership insures its property up to certain limits through coverage provided by Apartment Investment and Management Company (“AIMCO”) which is generally self-insured for a portion of losses and liabilities related to workers’ compensation, property casualty, general liability and vehicle liability. The Partnership insures its property above the AIMCO limits through insurance policies obtained by AIMCO from insurers unaffiliated with the Managing General Partner.  During the six months ended June 30, 2007, the Partnership was charged by AIMCO and its affiliates approximately $222,000 for hazard insurance coverage and fees associated with policy claims administration.  Additional charges will be incurred by the Partnership during 2007 as other insurance policies renew later in the year. The Partnership was charged by AIMCO and its affiliates approximately $160,000 and $85,000, respectively, for insurance coverage and fees associated with policy claims administration during the years ended December 31, 2006 and 2005.
     In addition to its indirect ownership of the general partner interest in the Partnership, AIMCO and its affiliates owned 47,850 Units in the Partnership representing 79.74% of the outstanding Units at June 30, 2007. A number of these Units were acquired pursuant to tender offers made by AIMCO or its affiliates. It is possible that AIMCO or its affiliates will acquire additional Units in exchange for cash or a combination of cash and units in AIMCO Properties, L.P., the operating partnership of AIMCO, either through private purchases or tender offers. Pursuant to the Partnership Agreement, unitholders holding a majority of the Units are entitled to take action with respect to a variety of matters that include, but are not limited to, voting on certain amendments to the Partnership Agreement and voting to remove the Managing General Partner. As a result of its ownership of 79.74% of the outstanding Units, AIMCO is in a position to influence all such voting decisions with respect to the Partnership. With respect to 26,466 Units, AIMCO IPLP, L.P., an affiliate of AIMCO, is required to vote such Units: (i) against any increase in compensation payable to the Managing General Partner or to affiliates; and (ii) on all other matters submitted by it or its affiliates, in proportion to the votes cast by non-tendering unitholders. Except for the foregoing, no other limitations are imposed on AIMCO’s or AIMCO IPLP, L.P.’s ability to influence voting decisions with respect to the Partnership. Although the

Managing General Partner owes fiduciary duties to the limited partners of the Partnership, the Managing General Partner also owes fiduciary duties to AIMCO as its sole stockholder. As a result, the duties of the Managing General Partner, as managing general partner, to the Partnership and its limited partners may come into conflict with the duties of the Managing General Partner to AIMCO as its sole stockholder.
ITEM 4.   THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of October 10, 2007, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Not applicable.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Not applicable.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Not applicable.

ITEM 8.	ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of October 10, 2007, a copy of which is attached hereto as Exhibit (a)(2), is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(2)	Letter to Unit Holders of the Partnership, dated October 10, 2007.

(e)	Not applicable.

(g)	Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 10, 2007

National Property Investors 4

By:	NPI Equity Investments, Inc.
(Managing General Partner)

	By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President